

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Kate Kelly
Deputy General Counsel and Corporate Secretary
Meta Platforms, Inc.
1601 Willow Road
Menlo Park, California 94025

> **Re: Meta Platforms, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed February 3, 2022**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2022**
>   **Filed July 28, 2022**
>   **File No. 001-35551**

Dear Ms. Kelly:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Business, page 7

1.   We note your disclosure that the Reality Labs segment increased its loss of operations by 54% from 2020 to 2021. Given your expectations that the company will continue to make significant investments in technologies to support your stated mission of building the metaverse, provide a meaningful discussion of your current efforts to date. Quantify your investments in these technologies, discuss your plans for monetization, and provide an anticipated timeline for development.

Kate Kelly
Meta Platforms, Inc.
September 29, 2022
Page 2

Form 10-Q for the Quarterly Period Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Family of Apps metrics, page 32

2.   We note your disclosure and belief that the reduction in advertising demand in the second quarter was driven by reduced marketer spending as a result of a more challenging macroeconomic environment and as a result of limitations on your ad targeting and measurement tools. You also disclose that other factors relating to the COVID-19 pandemic and competitive products and services have impacted your advertising revenue. Please provide a more robust discussion of the current and anticipated limitations on your ability to deliver and measure targeted advertisements to users. Describe your efforts to counteract these limitations. In this regard, please also expand your discussion of the methodological changes regarding the number and structure of ads you show and of your evolving ads business, as referenced on page 40. To the extent possible, quantify the impact each of the trends has had, or is expected to have, on your advertising revenue.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at at (202) 551-7951 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Michael Kaplan, Esq.